Mail Stop 3561
                                                August 25, 2005


Steve Crowder
President and Chief Executive Officer
Decorize, Inc.
1938 East Phelps
Springfield, Missouri 65802

      Re:	Decorize, Inc.
      Registration Statement on Form S-3
      Filed on August 1, 2005
      File No. 333-127070

Dear Mr. Crowder:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Stockholders, page 10
1. Please revise to identify the beneficial owners that have voting or investment control over the shares being offered by the selling security holders. See Interpretation 60 under Section I. Regulation
S-K in the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations (July 1997) and Interpretation 4S under Regulation S-K in the March 1999 Interim Supplement to Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations (March 1999). For example, disclose the beneficial owner(s) of Blodnick Gordon Fletcher & Sibell, P.C. Please revise your disclosure as appropriate.
2. Please tell us whether any of your selling security holders are broker-dealers or affiliated with broker-dealers. If any of your selling security holders are broker-dealers, please disclose that they are "underwriters" within the meaning of the Securities Act of
1933. Also, you should revise this section, your prospectus cover page, and your Plan of Distribution section to state which, if any, of your selling security holders are broker-dealers, and to state that they are also underwriters with respect to the shares that they are offering for resale.
3. Also, if any of your selling security holders are affiliates of broker-dealers, please disclose, if true, that:

* the seller purchased the shares in the ordinary course of business, and
* at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If these statements are not true for any of your selling security holders, then the prospectus must state that the selling security holder is an underwriter.
4. Please indicate the nature of any position, office, or other material relationship which the selling shareholder(s) have had with you within the past three years. See Item 507 of Regulation S-K. For example, it appears that Messrs. Parsons and Sandel are currently officers and directors. Please revise your disclosure accordingly.

Incorporation of Certain Information by Reference, page 12
5. We note that you incorporate by reference "Current Report on Form
8-K update." Please revise to specifically identify the current report to which you refer. See Item 12 of Form S-3.
6. Please provide the information required by Item 12(c)(1)(iv) of Form S-3.

*	*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


You may contact Matthew Benson, Staff Attorney, at (202) 551-3335 or
David Mittelman, Legal Branch Chief, at (202) 551-3214 with any questions.

            Sincerely,



H. Christopher Owings
Assistant Director


cc:	Lance Hardenburg, Esq.
	Hallett & Perrin, P.C.
	Via Fax: (214) 922-4142
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Steve Crowder
Decorize, Inc.
August 25, 2005
Page 4